82-51






05005605

TransCanada
In business to deliver

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7679
fax 403.920.2467
email lilian_ceri@transcanada.com
web www.transcanada.com

SUPPL

VIA COURIER

February 1, 2005

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.


SEC MAIL PROCESSING
RECEIVED
FEB 02 2005
WASH. D.C. 185 SECTION

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada Corporation

Please find enclosed a copy of news release issued by TransCanada Corporation on CCN Matthews on February 1, 2005. This news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri
Corporate Legal Assistant

/lc
Enclosure

TransCanada
In business to deliver

NewsRelease

S. Barry Jackson Designated as Next TransCanada Chairman

CALGARY, Alberta – **February 1, 2005** – (TSX: TRP) (NYSE: TRP) – The board of directors of TransCanada Corporation today announced that S. Barry Jackson has been designated as the next chairman of the TransCanada board. Mr. Jackson will succeed Dick Haskayne who will retire as chairman of the board on April 29, 2005 having reached the mandatory retirement age for directors. Mr. Jackson has been a member of TransCanada's board of directors since 2002. Mr. Jackson's appointment is subject to his re-election as a director by TransCanada's shareholders at the annual general meeting of shareholders to be held on April 29, 2005.

Mr. Jackson's extensive industry experience includes his current roles as chairman of Deer Creek Energy Limited, where he chairs the Human Resources and Governance committee, and chairman of Resolute Energy Inc. Mr. Jackson is also a member of Nexen Inc.'s board of directors and chair of Nexen's Safety, Environment and Social Responsibility committee. He is past president and chief executive officer of Crestar Energy Inc. and has held previous positions with Northstar Energy, Texas Pacific Oil Canada/Westcoast Petroleum, Richlyn Engineering and Hudson's Bay Oil and Gas.

Mr. Jackson is a long-standing member of the Calgary community, having received his Bachelor of Science in Engineering from the University of Calgary. He was director of the Calgary YMCA and is past president of the Calgary Petroleum Club. Mr. Jackson was also chair and director of the Canadian Association of Petroleum Producers where he chaired the Markets and Transportation committee. He was a director with ENMAX Corporation and chair of the Human Resources committee and a director of Gulf Canada Resources and Westcoast Energy.

The chairman of TransCanada's board serves in a non-executive capacity.

TransCanada is a leading North American energy company. TransCanada is focused on natural gas transmission and power services with employees who are expert in these businesses. TransCanada's network of approximately 41,000 kilometres (25,600 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing more than 4,700 megawatts of power generation – enough to meet the electricity needs of about 4.7 million average households. The Company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit TransCanada on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:	Hejdi Feick/Kurt Kadatz	(403) 920-7859 (800) 608-7859
Investor & Analyst Inquiries:	David Moneta	(403) 920-7911